Exhibit 99.1

For Immediate Release

TFI International Announces 2020 Third Quarter Results

•	Third quarter operating income from continuing operations of $156.0 million increased from $131.9 million in Q3 2019

•	Net cash from continuing operating activities of $189.6 million increased from $187.1 million in Q3 2019

•	Net income of $110.7 million increased 34% compared to $82.6 million in Q3 2019

•	Adjusted net income[1], a non-IFRS measure, of $115.8 million increased from $88.1 million in Q3 2019

•	Diluted EPS of $1.19 increased from $0.98 in Q3 2019

•	Adjusted diluted EPS[1], a non-IFRS measure, of $1.25 increased from $1.04 in Q3 2019

•	Free cash flow[1], a non-IFRS measure, of $164.8 million increased from $129.7 million in Q3 2019

•	Raising quarterly dividend to $0.29 from $0.26, a 12% increase

Montreal, Quebec, October 22, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2020.

“TFI International had an outstanding quarter as we continue to navigate through an unprecedented year. Relentless focus on our proven operating principles helped generate a 18% year-over-year increase in operating income and a robust 27% increase in free cash flow, all while continuing to protect our customers and employees,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Regardless of fluctuating macro conditions, we have the experience and financial strength to create shareholder value through disciplined execution of our asset-light business plan, and are pleased to announce today a 12% increase in our quarterly dividend. We also acquired or agreed to acquire an additional five businesses during the quarter that are each an outstanding fit with our proven operating philosophy, and add to my confidence in TFI’s continued success going forward.”

Financial highlights (in millions of dollars, except per share data)	Quarters ended September 30		Nine months ended September 30
	2020	2019*	2020	2019*
Total revenue	1,247.2	1,304.8	3,593.9	3,873.4
Revenue before fuel surcharge	1,155.0	1,165.8	3,293.0	3,447.2
Adjusted EBITDA[1]	252.3	221.6	685.0	645.5
Operating income from continuing operations	156.0	131.9	405.9	385.9
Net cash from continuing operating activities	189.6	187.1	609.2	489.1
Adjusted net income[1]	115.8	88.1	278.0	257.2
Adjusted EPS - diluted[1] ($)	1.25	1.04	3.11	2.99
Net income from continuing operations	110.7	82.6	256.1	247.9
EPS from continuing operations - diluted ($)	1.19	0.98	2.87	2.88
Weighted average number of shares (‘000s)	90,954	82,707	87,693	84,013

*	Recasted for changes in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.
[1]	This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

THIRD QUARTER RESULTS

Total revenue of $1.25 billion was down 4% and, net of fuel surcharge, revenue of $1.16 billion was down 1% compared to the prior year period.

Operating income from continuing operations increased by 18% to $156.0 million from $131.9 million the prior year period, primarily driven by strong execution across the organization, an asset-light approach, cost efficiencies, contributions from business acquisitions, and contributions from the Canadian Emergency Wage Subsidy of $22.4 million.

Net income from continuing operations was $110.7 million, an increase of 34% compared to $82.6 million the prior year period, due to improved contributions from operations and a reduction in interest expense as a result of lower debt. Net income from continuing operations of $1.19 per diluted share increased relative to $0.98 the prior year period. Adjusted net income, a non-IFRS measure, was $115.8 million, or $1.25 per diluted share, up from $88.1 million, or $1.04 per diluted share, the prior year period.

Total revenue grew 7% for Logistics, driven by business acquisitions and e-commerce, and 1% for Package and Courier, declined 6% for Truckload and 17% for Less-Than-Truckload, relative to the prior year.

The operating income in all segments improved from the prior year period except for the Truckload segment, where the comparative period benefited from $6.4 million of higher gains on the sale of real estate relative to this year.

TFI acquired four companies in Q3 and two post Q3. Additionally, TFI has agreed to purchase DLS Worldwide which is expected to close in the fourth quarter, and terminated the previously announced agreement to acquire APPS Transport.

NINE-MONTH RESULTS

For the first nine months of 2020, total revenue was $3.59 billion, versus $3.87 billion in the first nine months of 2019. Net of fuel surcharge, revenue was $3.23 billion, as compared to $3.45 billion the prior year. Operating income from continuing operations totalled $405.9 million, or 12.3% of revenue before fuel surcharge, up from $385.9 million or 11.2% of revenue before fuel surcharge the prior year.

Net income from continuing operations was $256.1 million, or $2.87 per diluted share, versus $247.9 million, or $2.88 per diluted share, a year ago. Adjusted net income was $278.0 million up from $257.2 million the prior year.

For the first nine months of 2020, total revenue grew 11% for Logistics, driven by business acquisitions and e-commerce, and declined 9% for Truckload, 7% for Package and Courier and 20% for Less-Than-Truckload, relative to the prior year.

Operating income was higher for the Truckload, Logistics and Less-Than-Truckload segments, while operating income for Package and Courier declined.

SEGMENTED RESULTS
(in millions of dollars)	Quarters ended September 30		Nine months ended September 30
	2020	2019*	2020	2019*
	$	$	$	$
Revenue[1]
Package and Courier	163.2	154.8	442.2	460.3
Less-Than-Truckload	177.4	205.4	516.0	632.5
Truckload	544.7	557.2	1,549.4	1,654.7
Logistics	279.8	256.8	813.5	726.0
Eliminations	(10.1)	(8.4)	(28.2)	(26.3)

	1,155.0	1,165.8	3,293.0	3,447.2

	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	28.5	17.5%	28.2	18.2%	66.6	15.1%	79.2	17.2%
Less-Than-Truckload	35.0	19.7%	25.8	12.6%	86.1	16.7%	83.7	13.2%
Truckload	74.6	13.7%	75.8	13.6%	207.1	13.4%	193.7	11.7%
Logistics	29.9	10.7%	13.8	5.4%	78.6	9.7%	57.6	7.9%
Corporate	(12.0)		(11.6)		(32.5)		(28.4)

	156.0	13.5%	131.9	11.3%	405.9	12.3%	385.9	11.2%

Note: due to rounding, totals may differ slightly from the sum.

*	Recasted for changes in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.
[1]	Revenue before fuel surcharge.

CASH FLOW

Net cash from continuing operating activities was $189.6 million during Q3 2020 versus $187.1 million the prior year quarter. The Company returned $119.3 million to shareholders during the year, of which $66.7 million was through dividends and $52.6 million was through share repurchases. The company also paid down net debt of $495.8 million during the year from proceeds generated from operations and the share issuances.

Cash used for the purchases of property and equipment was $50.5 million during Q3 2020 versus $103.3 million the prior year quarter. In Q2, management initially suspended all capital expenditures to which it had not already committed, but reinstated most capital expenditures at the end of Q2. The lead time to obtain equipment limited the capital expenditures in Q3.

On September 15, 2020, the Board of Directors of TFI International declared a quarterly dividend of $0.26 per outstanding common share payable on October 15, 2020, representing an 8% increase over the $0.24 quarterly dividend declared in Q3 2019.

The Board of Directors of TFI has approved a $0.29 quarterly dividend, a 12% increase over its previous quarterly dividend of $0.26 per share, effective as of the next regular dividend payment.

REVERSAL OF CERTAIN COST SAVING MEASURES

TFI has rolled back certain cost saving measures implemented at the onset of the COVID-19 pandemic that had spanned all operating companies and its entire workforce. In the third quarter TFI has reinstated a full five-day work week for 486 employees and rehired 176 employees full-time who had been furloughed.

CONFERENCE CALL

TFI International will host a conference call on Friday, October 23, 2020 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, November 6, 2020, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 5794241.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of TFI International. These statements are based on assumptions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for TFI International’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as net income or loss from continuing operations before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA (unaudited in millions of dollars)	Quarters ended September 30		Nine months ended September 30
	2020	2019*	2020	2019*
Net income from continuing operations	110.7	82.6	256.1	247.9
Net finance costs	15.4	21.2	52.2	61.8
Income tax expense	29.9	28.1	97.7	76.1
Depreciation of property and equipment	56.4	56.6	171.5	164.8
Depreciation of right-of-use assets	26.7	26.4	79.7	76.8
Amortization of intangible assets	15.8	16.8	46.8	49.1
Bargain purchase gain	—	—	(5.6)	(10.8)
Gain on sale of land and buildings and assets held for sale	(2.6)	(10.1)	(13.4)	(20.2)

Adjusted EBITDA	252.3	221.6	685.0	645.5

Note: due to rounding, totals may differ slightly from the sum.

*	Recasted for change in presentation, see note 20 in the unaudited condensed consolidated interim financial statements.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, net of tax, net loss from discontinued operations and U.S Tax Reform. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income (unaudited, in millions of dollars, except per share data)	Quarters ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net income	110.7	82.6	256.1	235.5
Amortization of intangible assets related to business acquisitions, net of tax	11.1	12.0	33.1	35.1
Net change in fair value and accretion expense of contingent considerations, net of tax	—	—	0.1	0.1
Net change in fair value of derivatives, net of tax	(0.2)	—	—	—
Net foreign exchange (gain) loss, net of tax	(0.3)	0.4	(1.5)	0.6
Bargain purchase gain	—	—	(5.6)	(10.8)
Gain on sale of land and buildings and assets held for sale, net of tax	(2.2)	(7.0)	(11.7)	(15.7)
Net loss from discontinued operations	—	—	—	12.5
U.S. Tax Reform	(3.2)	—	7.5	—

Adjusted net income	115.8	88.1	278.0	257.2

Adjusted earnings per share - basic	1.27	1.07	3.17	3.06
Adjusted earnings per share - diluted	1.25	1.04	3.11	2.99

Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

(647) 729-4079

abedard@tfiintl.com